Filed by Nalco Holding Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Nalco Holding Company
Commission File No.: 001-32342

On August 3, 2011, Nalco Holding Company (“Nalco”) held a conference call to discuss its second quarter 2011 financial results.  The following are excerpts from the transcription of the conference call relating to the proposed merger between Nalco and Ecolab Inc. (“Ecolab”).

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements relating to future events and our intentions, beliefs, expectations and predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,” “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast” (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions or events generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the merger, integration plans and expected synergies, the expected timing of completion of the merger, and anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Nalco and Ecolab, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include (i) the risk that the stockholders of Nalco may not adopt the merger agreement, (ii) the risk that the stockholders of Ecolab may not approve the issuance of Ecolab common stock to Nalco stockholders in the merger, (iii) the risk that the companies may be unable to obtain regulatory approvals required for the merger, or that required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger, (iv) the risk that the conditions to the closing of the merger may not be satisfied, (v) the risk that a material adverse change, event or occurrence may affect Nalco or Ecolab prior to the closing of the merger and may delay the merger or cause the companies to abandon the merger, (vi) the risk that an unsolicited offer by another company to acquire shares or assets of Nalco or Ecolab could interfere with or prevent the merger, (vii) problems that may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, (viii) the possibility that the merger may involve unexpected costs, unexpected liabilities or unexpected delays, (ix) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies currently expect, (x) the risk that the businesses of the companies may suffer as a result of uncertainty surrounding the merger and (xi) the risk that disruptions from the transaction will harm relationships with customers, employees and suppliers.

Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Nalco, Ecolab and the combined company. For a further discussion of these and other risks and uncertainties applicable to the respective businesses of Nalco and Ecolab, see the Annual Reports on Form 10-K of Nalco and Ecolab for the fiscal year ended December 31, 2010 and the companies’ other public filings with the Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Ecolab will file with the SEC in connection with the merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Nalco nor Ecolab undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information and Where to Find it

Ecolab will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Nalco and Ecolab that will also constitute a prospectus of Ecolab relating to the proposed transaction.  WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Nalco, Ecolab and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and joint proxy statement/prospectus (when they become available) may be obtained free of charge by accessing Nalco’s website at www.nalco.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link or by writing Nalco at 1601 West Diehl Road, Naperville, Illinois 60563, Attention: Corporate Secretary or by accessing Ecolab’s website at www.ecolab.com by clicking on the “Investor” link and then clicking on the “SEC Filings” link or by writing Ecolab at 370 Wabasha Street North, Saint Paul, Minnesota, 55102, Attention: Corporate Secretary and security holders may also read and copy any reports, statements and other information filed by Nalco or Ecolab with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Nalco, Ecolab and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Nalco’s directors and executive officers is available in its proxy statement filed with the SEC by Nalco on March 14, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Ecolab’s directors and executive officers is available in its proxy statement filed with the SEC by Ecolab on March 18, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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Erik Fyrwald - Nalco Holding Company - Chairman, President and CEO

Thanks, Lisa. And good morning. As you know, on July 20th, we announced an agreement to merge with Ecolab. This transaction delivers substantial value to our shareholders through an immediate premium to Nalco’s share price, as well as the opportunity to participate in what I believe is substantial upside potential of the combined company. Many customers have been asking for this partnership as they recognize both companies’ commitment to world class service, innovation, and delivering customer value. We share business models with high percentages of recurring revenue, we are not capital intensive, and we price for value. And we are both well positioned to benefit from favorable macro-trends like water scarcity and quality and ever-increasing demand for energy and water around the world, and a growing more prosperous middle class that highly values and will pay for cleaning and sanitization excellence.

We are confident that our sound strategy and strong momentum as reflected in the second quarter results we reported today, along with the combined enterprises’ strong financial resources and significant cost and revenue synergies, will help us deliver accelerated growth, improved profitability and better earnings consistency. When we announced our agreement to merge with Ecolab, we also provided preliminary results for the second quarter, and raised our guidance for the full year. This morning, we will review the second quarter results and our raised guidance, in more detail. But let me say that I am very pleased with the quarter, and especially the strong sales growth outperforming the market in all businesses, and solid pricing gains.

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Erik Fyrwald - Nalco Holding Company - Chairman, President and CEO

So it is with this backdrop that we head towards our merger with Ecolab later this year. We are ready to take this on and continue to build on our momentum while we add to that the significant cost and revenue synergies we will create from the combination. So with that, I will turn it over to Kathryn.

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Ryan Connors - Janney Montgomery Scott - Analyst

Thank you. Good morning. I wanted to touch on the merger for a minute here, Erik. You made the interesting comment in your prepared remarks there that customers have been asking for this business combination. I wonder if you can expand on that comment a little bit. And without naming names, in terms of the customers, talk about which specific end-markets you have been hearing that from, and then what specific benefits those customers see coming from the business combination.

Erik Fyrwald - Nalco Holding Company - Chairman, President and CEO

I would say, particularly in the food and beverage and institutional markets, where Ecolab has a very, very strong position, a very strong market position, bringing a lot of value. Nalco brings a lot of value, we’ve got very high margins, very attractive business in those markets, but we just have a much smaller position. Naturally, over the years, gravitated and focused more on the heavy businesses, the Energy Services business, but we’ve got a great business in food and beverage, and institutional, we’re just much smaller. So the customers that know us, our capability, and know the great value that Ecolab brings naturally believe that that combination of the Ecolab sales force, what they bring in cleaning and sanitizing, with the leading expertise in water treatment from Nalco is a great combination.

Because in food and beverage, especially, the water treatment is extremely important to what they do, both in terms of their process -- water heat -- in terms of their cleaning and sanitization -- the clean in place processes. So huge value for water services, tremendous relationships with Ecolab, plugging into that Nalco’s outstanding service capability, and water treatment, our 3D TRASAR technology, which makes that very efficient, is a great solution for the customer, and can create tremendous growth opportunities for us.

Institutional, similarly. We just have not put a big focus on that. We’ve got great service capability, great technology with 3D TRASAR, but we don’t have the position that Ecolab has. And so those customers have also been asking for Ecolab to have stronger water capability, and for Nalco to have a stronger sales capability. Put them together and we’ve got the full package.

Ryan Connors - Janney Montgomery Scott - Analyst

Okay, that’s very helpful. And in terms of just a follow-up to that again on the merger, you’ve been very enthusiastic about the BRIC+ investments, and obviously we’re seeing the fruits of that here in the second quarter in the paper side in particular, so can you talk about the trajectory of that investment program post-merger? In other words, philosophically, does Ecolab share your vision of expanding Nalco’s business in those areas or do you think we will sort of just sit steady where we are, in terms of the investments that have already been made?

Erik Fyrwald - Nalco Holding Company - Chairman, President and CEO

I think Ecolab is very much supportive of our BRIC+ strategy. I think they very much want to tie into the progress that we’ve made. They’re also making progress in those areas. I think we’ve invested more, but the combination will continue to invest in BRIC+, but we will be able to spread the benefits more quickly over more customers, and more sales, so I think that the profitability will be enhanced with the combination. So absolute support for it. We will continue to drive BRIC+ very aggressively. But you will see better performance with the combination.

Ryan Connors - Janney Montgomery Scott - Analyst

Great. Well, congratulations on the merger again and thanks for your time this morning.

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Laurence Alexander - Jefferies & Company - Analyst

I guess two cultural questions, or I guess from two different angles. One, you have worked with different -- some very different sales forces over your career. And as you look at the Ecolab sales force and the Nalco sales force, what do you think they have to learn from each other specifically? That is, what can Nalco bring to Ecolab or similarly, what can Ecolab bring to the Nalco sales force?

Erik Fyrwald - Nalco Holding Company - Chairman, President and CEO

I think there is a lot we can learn from each other. I think the Ecolab sales force -- I will start with that, has a great record. We’ve got great respect for the Ecolab sales force. I think they have similar respect for us. Where Nalco people have gone over to Ecolab, and there has been some of that, and there’s been some Ecolab people that have come over to us, over the years -- our people do very well there, and their people do very well here. So I think that culturally there is a great fit. I think that is the first point.

Second point is, we have great respect for Ecolab and what -- how they manage key accounts, for one. They have been at it a long time. We’ve been at key account management for the last couple of years. I think we’ve gone from okay to good to very good. I think they’re outstanding and we can learn more from how they do key account management. And I think we can leverage between the two on, particularly food and beverage, where there’s over $1 billion of opportunity for us, and they have very, very strong positions.

I also think how they manage, how they sell to smaller customers institutional, and even manufacturing, or food and beverage -- smaller accounts have just not been a strong focus for us, so we have very attractive margins, but we haven’t seen the kind of growth or the market position that we would like there. Ecolab has great market position there; they know how to sell to those customers very efficiently. We know how to service them very efficiently. So if we learn and tie in with their sales success, I think that will bring great revenue opportunities.

In terms of what we can bring to Ecolab, I think the BRIC+ is top of the list. I think we’ve really invested hard. We’ve been very successful in the BRIC+ countries. And there will be opportunities there. I think second, with larger industrial customers, we are very well-positioned there. We know how to sell to those customers. And there will be some opportunities for Ecolab connecting into that.

I think lastly, technology -- we’ve got some great technology. For example, 3D TRASAR, that Ecolab sees tremendous opportunity in what they do. For example, in the food and beverage industry, and clean in place, and other opportunities, to leverage 3D TRASAR into what the Ecolab sales force brings to their customers.

On biocide, it is very important for us, we’re very good at it, but Ecolab has tremendous capability in biocides. So there is going to be some opportunity there to leverage that capability for our sales force to bring even more value in biocides, as an example. So those are just initial thoughts based on early looks at this. I think we will learn a lot more and see a lot more opportunities, as we dig into this.

Laurence Alexander - Jefferies & Company - Analyst

And secondly, you have already supervised a fairly significant step-up in Nalco’s growth investments. And Ecolab has made it clear that they feel that even the current plans are -- reflect a capital constraint, and that you would have been -- that there was significantly more growth investments that you could be doing if you had your druthers and had the flexibility, and they will give you the flexibility. Can you give a sense for what we should be looking at in terms of how much more of a step-up in CapEx, what the concomitant or resultant acceleration in sales growth might be. And how you would think about the trade off between an acceleration in sales growth a few years out and margin drag. If you could give us a sense for what kind of plans you might already have on the table that you shelved because you just couldn’t get -- authorize it with Nalco on a stand-alone basis.

Erik Fyrwald - Nalco Holding Company - Chairman, President and CEO

So let me start by saying that the benefit here with the stronger balance sheet that we covet, that we have really wanted to have is around M&A. So our OpEx investment -- growth investment will continue, but my belief is that together, we will be able to make that more productive, and so quicker pay back, higher margin, growth through OpEx investment and growth. On the M&A side, we have had -- we’ve done some M&A bolt-on moves.

Two examples -- TIORCO and enhanced oil recovery, Crossbow and water free treatment, that have been tremendous successes. They’ve bolted into our companies. We’ve been able to globalize them, have very strong revenue and earnings with those acquisitions. And we’ve got a very strong pipeline in both energy services and water, bolt-on acquisition opportunities that would further strengthen our leadership positions, expand our growth rate, at very good profit margins, and very good returns.

We haven’t been aggressive going after those, because of our weak balance sheet. With this combination, and the strong combined balance sheet, we will be able to go after these very attractive M&A opportunities. So on the OpEx side, that investment and the CapEx side, I see just continued investment, but higher returns, higher pay back, with the combined companies. On M&A, I see us being able to be more aggressive.

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